August 31, 2007

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Attn:

Joshua Thomas

Re: CLX Investment Company, Inc.

Mr. Thomas:

Please accept the following response to your comment letter dated August 23, 2007. An amended Form 8-K has been filed in combination with this response letter to address the Commissions concerns expressed in your letter.

Form 8-K

Registrant filed a Form 8-K/A on August 31, 2007. The Form 8-K/A addresses the Commission’s concerns as follows:

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Regarding the Commission’s comment on the Registrant’s Form 8-K filed on June 28, 2007 to cover the interim period from the date of the last audited financial statements, Registrant added such additional disclosure in the Form 8-K/A filed on August 31, 2007.

Registrant wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Robert McCoy

Robert McCoy

Chief Executive Officer